As filed with the Securities and Exchange Commission on February 8, 2011

File No. 811-22466
File No. 811-22516
File No. 811-22517

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

___________

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER
GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940
ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1
THEREUNDER

__________

ASGI AGILITY INCOME FUND
ASGI AURORA OPPORTUNITIES FUND, LLC
ASGI CORBIN MULTI-STRATEGY FUND, LLC
ALTERNATIVE STRATEGIES GROUP, INC.
ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
__________

Written and oral communications regarding this Application should be addressed to:

Lloyd Lipsett, Esq.
Wells Fargo Law Department
200 Berkeley Street
Boston, Massachusetts 02116
(617) 210-3433

With copies of written communications to:

Mark P. Goshko, Esq.
Rebecca O’Brien Radford, Esq.
K&L Gates LLP
1 Lincoln Street
Boston, MA 02111
(617) 261-3100

This Application (including Exhibits) contains 36 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

ASGI AGILITY INCOME FUND
ASGI AURORA OPPORTUNITIES FUND,
LLC
ASGI CORBIN MULTI-STRATEGY FUND,
LLC
ALTERNATIVE STRATEGIES GROUP,
INC.
ALTERNATIVE STRATEGIES
BROKERAGE SERVICES, INC.

Investment Company Act of 1940
File No. 811-22466
File No. 811-22516
File No. 811-22517

APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF
1940, AS AMENDED (THE “1940 ACT”), FOR
AN ORDER GRANTING EXEMPTIONS FROM
SECTIONS 18(c) AND 18(i) OF THE 1940 ACT
AND PURSUANT TO SECTION 17(d) OF THE
1940 ACT AND RULE 17d-1 THEREUNDER

I.   THE PROPOSAL

1.           ASGI Agility Income Fund, ASGI Aurora Opportunities Fund, LLC and ASGI Corbin Multi-Strategy Fund, LLC (each, a “Fund” and, collectively, the “Funds”), Alternative Strategies Group, Inc. (the “Adviser”) and Alternative Strategies Brokerage Services, Inc. (the “Placement Agent”) (together, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Funds to offer investors multiple classes of shares, interests or units, as the case may be, (“Shares”)1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application.  The Applicants request that the order also apply to any other continuously-offered registered closed-end management investment company existing now or in the future for which the Adviser or the Placement Agent or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Adviser or the Placement Agent, acts as investment adviser or placement agent or principal underwriter, and which provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively with the Funds, the “Funds”).2  Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application.  The Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.
2.           The ASGI Agility Income Fund (the “Agility Fund”) is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company.  The Agility Fund is classified as a non-diversified investment company under the 1940 Act.
The Agility Fund’s investment objective is to seek to provide investment returns over various market cycles and to seek to preserve the real purchasing power of an investment in the Agility Fund through capital appreciation equal to the rate of inflation (as measured by the consumer price index) over time.
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1	As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of the Funds, as defined below.

2	The terms “investment adviser” and “principal underwriter” are defined in Sections 2(a)(20) and 2(a)(29) of the 1940 Act, respectively.

The Agility Fund intends to primarily invest in other commingled investment vehicles, including but not limited to, mutual funds, private investment funds and exchange-traded products, and to a lesser extent by making direct investments.
The ASGI Aurora Opportunities Fund, LLC (the “Aurora Fund”) is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company.  The Aurora Fund is classified as a non-diversified investment company under the 1940 Act.
The Aurora Fund’s investment objective is to generate consistent long-term capital appreciation with diversification of risk through the use of a “multi-manager, multi-strategy” global investment strategy. The Aurora Fund will attempt to invest broadly across worldwide markets which may include the United States and North America, Latin America, Eastern and Western Europe and Asia.
The Aurora Fund intends to primarily invest in a select group of commingled investment vehicles managed by experienced investment managers that implement a number of different alternative investment strategies and invest in a variety of worldwide markets.  The Aurora Fund may, to a lesser extent, make direct investments.
The ASGI Corbin Multi-Strategy Fund, LLC (the “Corbin Fund”) is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company.  The Corbin Fund is classified as a non-diversified investment company under the 1940 Act.
The Corbin Fund’s investment objective is to achieve a consistent return on capital, with limited correlation with equity market returns over a full market cycle,

through investments in a diversified portfolio of securities and other instruments including, but not limited to, securities of United States (“U.S.”) and non-U.S. corporations, U.S. government securities, non-U.S. government securities, partnership interests, money market instruments, derivatives on securities, commodity interests including futures contracts, options, options on futures, other derivatives including swaps, forward contracts, currencies, physical commodities and other instruments.
The Corbin Fund intends to principally invest in various commingled investment vehicles.  The commingled investment vehicles in which the Corbin Fund invests will be across a wide range of strategies.  The Corbin Fund may, to a lesser extent, make direct investments.
3.           Each Fund accepts initial and additional subscriptions for Shares once each month, effective as of the opening of business on the first calendar day of the month (each such day, a “Subscription Date”) at the relevant net asset value per Share of the respective Fund as of the close of business on the last calendar day of the prior month.  Investors who purchase Shares of a Fund, and other persons who acquire Shares become shareholders of the Fund (the “Shareholders”).  Each Fund currently issues a single class of Shares (the “Initial Class”).
4.           The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium.  Because Shareholders do not have the right to require a Fund to redeem Shares, a Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders, in order to provide a limited degree of liquidity to Shareholders.  Repurchases of a Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees or Managers, as the case may be, of the Fund (each a “Board”, and each individual member thereof, a “Trustee”), in its sole discretion. In determining whether a Fund should offer to repurchase Shares, the Board will consider a variety of operational, business and economic factors.  The Adviser expects to recommend ordinarily that the Board authorize each Fund to offer to repurchase Shares from Shareholders quarterly with March 31, June 30, September 30 and December 31 valuation dates.  A Fund’s repurchase offers for Shares are conducted pursuant to Rule 13e-4 under the 1934 Act.
5.           As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees).  Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from each other from time to time.  As a result, the net asset value per Share of the classes may differ over time.
6.           Under the proposal, each class of Shares would be offered at net asset value.  A new Share class (the “New Class”) would be offered at net asset value, and may also charge a front-end sales load and an annual asset-based service and/or distribution fee.  Initial Class Shares would continue to be offered at net asset value with no front-end sales load or asset-based service and/or distribution fee, and would be available only to institutions and investors who compensate their financial intermediary directly (for example, through wrap fee programs).  Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the Financial Industry Regulatory Authority (“FINRA”), as such rule may be amended, or any successor rule thereto (the “FINRA Sales Charge Rule”), as if it applied to the Funds.  The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”
7.           The above classes of Shares may or may not be offered.  Additional classes of Shares may be added in the future.
8.           A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.  See, e.g., Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure).

II.   STATEMENT OF FACTS
A.           The Applicants
1.           The Agility Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company.  The Agility Fund is classified as a non-diversified investment company under the 1940 Act.  The Agility Fund was organized under the laws of the state of Delaware on July 29, 2010.
The Aurora Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company.  The Aurora Fund is classified as a non-diversified investment company under the 1940 Act.  The Aurora Fund was organized under the laws of the state of Delaware on November 19, 2010.
The Corbin Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company.  The Corbin Fund is classified as a non-diversified investment company under the 1940 Act.  The Corbin Fund was organized under the laws of the state of Delaware on November 19, 2010.
2.           The Adviser is a corporation organized under the laws of the state of North Carolina.  The Adviser is a wholly owned subsidiary of Wells Fargo & Company (“Wells Fargo”).  The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Although the Adviser is registered as a “commodity trading adviser,” it will operate each Fund as if it were exempt from registration under Commodity Futures Trading Commission (“CFTC”) Rule 4.14(a)(8), and each Fund is exempt from registering as a “commodity pool operator” pursuant to CFTC Rule 4.5.
3.           The Placement Agent is registered with the Commission as a broker/dealer under the 1934 Act.  The Placement Agent is under common control with the Adviser and is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Adviser.
B.           Current Structure and Characteristics
1.           Each Fund continuously offers Shares in private placements in reliance on the provisions of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”).
2.           Each Fund does not, however, continuously redeem Shares as does an open-end management investment company.  Unlike shares of many closed-end management investment companies, Shares of the Funds are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq.  Furthermore, it is not expected that any secondary market will ever develop for the Shares.  However, in order to provide a limited degree of liquidity to Shareholders, the Funds may from time to time offer to repurchase Shares at their then-current net asset value pursuant to Rule 13e-4 under the 1934 Act. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion.3  Each Fund currently offers a single class of Shares that is not subject to any sales load imposed by the Fund or any service and/or distribution fee.
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3
Shares will be subject to an “early withdrawal charge,” akin to a contingent deferred sales charge assessed by an open-end fund pursuant to rule 6c-10 under the 1940 Act, if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is, with respect to the Agility Fund and the Aurora Fund, less than

C.           Proposed Class Structure and Characteristics
1.           Each Fund proposes to engage in a continuous offering of Shares in the manner described below.  Each Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes.  Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares.  In the future, a Fund’s Board could adopt this or another sales charge structure.
2.           Initial Class Shares are not subject to a sales load, are subject to minimum purchase requirements and may be subject to an early repurchase fee as set forth in each Fund’s Private Placement Memorandum (each individually, the “Memorandum” and collectively, the “Memoranda”).
3.           New Class Shares would be offered at net asset value, and may also charge a front-end sales load and an annual asset-based service and/or distribution fee.  In the future, the Funds’ Board could adopt this or another sales charge structure.
4.           Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the FINRA Sales Charge Rule.
a.           Service fees compensate the Placement Agent and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts.  Such Shareholder services and one year and, with respect to the Corbin Fund, less than 180 days.  An early withdrawal charge is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund.

maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing purchase and repurchase (tender) transactions, answering inquiries regarding a Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation.  Applicants represent that these asset-based service fees will comply with the provisions of the FINRA Sales Charge Rule.
b.           Placement fees would be paid pursuant to a plan of distribution adopted by each Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies, with respect to a class (a “Distribution Plan”).  Under the Distribution Plan, each Fund, either directly or through the Placement Agent, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares.  Applicants represent that these asset-based distribution fees will comply with the provisions of the FINRA Sales Charge Rule.  Applicants note that if a Distribution Plan were to be adopted by a Fund, the Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements related to the Distribution Plan, as provided for in Rule 12b-1.  The Distribution Plan also would require Shareholder approval.4

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4	The Funds do not plan to offer exchange privileges.

5.           In addition to any distribution and/or service fees, administrative fees, or accounting and other services fees described in each Memorandum, each Class of a Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific Class materials such as Shareholder reports, prospectuses, and proxies;

(2)	Blue Sky fees incurred by a specific Class;

(3)	Commission registration fees incurred by a specific Class;

(4)	expenses of administrative personnel and services required to support the Shareholders of a specific Class;

(5)	Trustees’ fees incurred as a result of issues relating to a specific Class;

(6)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific Class;

(7)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific Class;

(8)	account expenses relating solely to a specific Class;

(9)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific Class; and

(10)	any such other expenses actually incurred in a different amount by a Class or related to a Class’ receipt of services of a different kind or to a different degree than another Class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of such Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.
6.           From time to time, the Board of each Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial

Class and New Class Shares, including without limitation, in the following respects:  (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act.  Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company.
7.           All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.
8.           Because of the different distribution fees, Shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time.  As a result, the net asset value per Share of the classes may differ over time.  Expenses of a Fund, respectively allocated to a particular class of such Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.
III.   EXEMPTIONS REQUESTED
1.           The Multiple Class System
Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed:  (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
2.           Asset-Based Service and/or Distribution Fees
Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Funds to pay asset-based service and/or distribution fees.
IV.   COMMISSION AUTHORITY
1.           Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
2.           Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates.  In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.
V.   DISCUSSION
A.           Background
1.           In its 1992 study entitled Protecting Investors:  A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.5  For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.
2.           Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed—end forms.  Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been
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5	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

subject to requirements that in fact restrict the liquidity they are permitted to offer their investors.  Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity.  In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.6
3.           One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.”  Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly tender offers (“Closed-end Tender Offer Funds”).
4.           Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.7  Rule 23c-3 was adopted in April 1993.8  Prime rate funds were cited in both
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6	Id. at 424.

7	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

8
Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”).  The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed,

Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.9
5.           Developments since the initial closed-end interval funds make further innovation appropriate.  Many funds either cannot or choose not to rely on Rule 23c-3.  Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds.  Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.  See, e.g., Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos.

rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.

9	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order) and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

B.	Multiple Classes of Shares – Exemptions from Sections 18(c) and 18(i) under the 1940 Act
1.           Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed:  (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
2.           A registered closed-end investment company may have only one class of stock that is a senior security.  In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

3.           Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

4.           The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . .

payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.
5.           Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds.  Applicants believe that current and future Shareholders will benefit if new classes of Shares with different pricing structures are created providing Shareholders with enhanced investment options.  Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors.  The proposed system would permit the Funds to facilitate the distribution of Shares and provide investors with a broader choice of Shareholder options.
6.           By contrast, if the Adviser and the Placement Agent were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Shareholders, as compared to the creation of additional Share classes of the Funds.

7.           Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios.  As each Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.
8.           The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied.  After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.10
9.           Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures.  The Multiple Class System does not relate to borrowings and will not adversely affect a Fund’s assets.  In addition, the proposed system will not increase the speculative character of a Fund’s
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10
See Inv. Co. Act Rel. No. 20915 (February 23, 1995).  As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders.  In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions.  Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class.  The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

Shares.  Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.
10.           Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies.  Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure.  In fact, each Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchase offers.
11.           In particular, each Fund proposes to offer Shares continuously at net asset value.  It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements.  Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities.  However, those technical differences do not appear relevant here.  While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.11
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11
See, e.g., Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924

Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares.  Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.
12.           Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders.  Each Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its Memorandum and of the differences among the various classes and the different expenses of each class of Shares offered.  Applicants represent that these distribution and/or service fees will comply with the provisions of the FINRA Sales Charge Rule.  Applicants also represent that each Fund will disclose in its Memorandum the fees, expenses and

(February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order) and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

other characteristics of each class of Shares offered for sale by the Memorandum, as is required for open-end, multiple class funds under Form N-1A.  As if it were an open-end management investment company, each Fund will disclose fund expenses borne by Shareholders during the reporting period in Shareholder reports12 and describe in its Memorandum any arrangements that result in breakpoints in, or elimination of, sales loads.13  Each Fund will include any such disclosures in its Shareholder reports and Memorandum to the extent required as if such Fund were an open-end fund.
Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.14  Applicants will comply with all such applicable disclosure requirements.
13.           The requested relief is substantially similar to prior exemptions granted by the Commission to Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer
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12	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

13	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

14	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d2-1, et seq. of the 1940 Act.

Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.15  In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures.  Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.
C.           Asset-Based Service and/or Distribution Fees.
1.           Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company).  Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies.  Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.16
2.           Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations.  Rule 17d-1 provides that no joint transaction covered by the rule may be
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15	See supra n.11. In the case of the Sierra Prime Income Fund exemptive application, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.

16
Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

consummated unless the Commission issues an order upon application permitting the transaction.
3.           In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.  Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants.  Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval.  The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.
4.           Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution Plan(s), if any, with respect to each class as if such Fund were an open-end investment company.  Therefore, each Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1.  Applicants note that, at the same time the Commission adopted Rule 12b-1,17 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1.  In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act.  The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.18

5.           Applicants believe that any Section 17(d) concerns the Commission might have in connection with each Fund’s financing the distribution of its Shares should be resolved by each Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.  Accordingly, Applicants undertake to comply, and undertake that each Fund’s asset-based service and/or distribution fees (if any) will comply, with the
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17	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

18	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.
VI.   APPLICANTS’ CONDITIONS
Applicants agree that any order granting the requested relief will be subject to the following condition:
Applicants will comply with the provisions of Rules 12b-1 (and any successor thereto or replacement rules), 17d-3 and 18f-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.
VII.   CORPORATE ACTION
The Agility Fund’s Agreement and Declaration of Trust and the Aurora Fund’s and Corbin Fund’s respective Limited Liability Company Agreements empower the Board of each Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares.  Each Board at the organizational meetings for each Fund adopted resolutions, attached hereto as Exhibit B, authorizing each Fund’s officers to file the Application with the Commission.

VIII.   CONCLUSION
1.           For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
2.           All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

ASGI Agility Income Fund

Adam Taback is authorized to sign and file this document on behalf of ASGI Agility Income Fund pursuant to the authority granted to him as the President under the Agreement and Declaration of Trust.

/s/ Adam Taback
By: Adam Taback
Title: President
Date: February 8, 2011

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

ASGI Aurora Opportunities Fund, LLC

Adam Taback is authorized to sign and file this document on behalf of ASGI Aurora Opportunities Fund, LLC pursuant to the authority granted to him as the President under the Limited Liability Company Agreement.

/s/ Adam Taback
By: Adam Taback
Title: President
Date: February 8, 2011

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

ASGI Corbin Multi-Strategy Fund, LLC

Adam Taback is authorized to sign and file this document on behalf of ASGI Corbin Multi-Strategy Fund, LLC pursuant to the authority granted to him as the President under the Limited Liability Company Agreement.

/s/ Adam Taback
By: Adam Taback
Title: President
Date: February 8, 2011

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President of Alternative Strategies Group, Inc. (the “Adviser”), Adam Taback is authorized to sign and file this document on behalf of the Adviser.

Alternative Strategies Group, Inc.

/s/ Adam Taback
By: Adam Taback
Title: President
Date: February 8, 2011

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President of Alternative Strategies Brokerage Services, Inc. (the “Placement Agent”), Adam Taback is authorized to sign and file this document on behalf of the Placement Agent.

Alternative Strategies Group, Inc.

/s/ Adam Taback
By: Adam Taback
Title: President
Date: February 8, 2011

List of Attachments and Exhibits

Exhibit A

1.	Verification of ASGI Agility Income Fund, ASGI Aurora Opportunities Fund, LLC and ASGI Corbin Multi-Strategy Fund, LLC
2.	Verification of Alternative Strategies Group, Inc.
3.	Verification of Alternative Strategies Brokerage Services, Inc.

Exhibit B - Resolutions